SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             Commission File Number:

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form  10-K [ ] Form  11-K [ ] Form 20-F [X] Form 10-Q [ ] Form
         N-SAR For Period Ended: December 31, 1999

[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

           For the Transition Period Ended:__________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A



                                     Part I.
                             REGISTRANT INFORMATION

                   Full name of registrant: View Systems, Inc.

                          Former name if applicable N/A

                             925 West Kenyon Avenue
            Address of principal executive office (Street and number)

                            Englewood, Colorado 80110
                            City, State and Zip Code


                        Part II. RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.
(Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

View Systems, Inc. (the "Company") is unable to meet its filing requirement of Form 10-QSB for the quarter ended September 30, 2000, without unreasonable effort or expense. The Company has been informed by its accountants that additional time is necessary to furnish certain financial information needed to complete the Form 10-QSB.


                           Part IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                           Gunther Than, 410-290-5919
                     (Name, Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

View Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2000               By: /s/ Gunther Than
                                        ---------------------------
                                        Gunther Than,
                                        President and Chief Executive Officer



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